First Quarter Report to Shareholders
For the quarter ended March 31, 2004

The Westaim Corporation
Management’s Discussion and Analysis
Three months ended March 31, 2004

This interim Management’s Discussion and Analysis should be read in conjunction with the Management’s Discussion and Analysis included in the annual report of the Company for the year ended December 31, 2003.

Consolidated Results — Three Months ended March 31, 2004

For the three months ended March 31, 2004, the Company reported net income of $1.0 million compared to a net loss of $1.2 million for the three months ended March 31, 2003. The Company reported income from discontinued operations of $4.2 million for the three months ended March 31, 2004, compared to income from discontinued operations of $2.4 million in the same period in 2003. Revenues from continuing operations for the three months ended March 31, 2004 were $10.4 million compared to $7.6 million for the same period in 2003. This increase in revenue primarily reflects higher royalty and milestone payments earned by NUCRYST in 2004.

In the first quarter of 2004, research and development costs increased to $8.3 million compared to $5.1 million primarily due to the receipt of $2.2 million in funding from Technology Partnerships Canada (“TPC”) in 2003. The TPC funding agreement was completed in the fourth quarter of 2003.

Corporate expenses for the three months ended March 31, 2004 were $1.3 million compared to $2.4 million in the comparable period in 2003. This reduction primarily resulted from non-recurring costs relating to a corporate reorganization in early 2003 and the related benefits of the reorganization realized in 2004.

Interest and foreign exchange income was $0.5 million for the three months ended March 31, 2004 compared to a loss of $0.3 million in the same period in 2003. The loss in the prior period reflects foreign exchange losses resulting from a strengthening Canadian dollar in early 2003 and the translation of U.S. denominated monetary assets and liabilities.

On January 29, 2004, the Company sold its Ambeon business segment (“Ambeon”) to a strategic buyer for net proceeds of $33.4 million. As a result, this business was accounted for as a discontinued operation in 2003. In May 2002, the Company announced its intention to close the Coinage Division and to seek a strategic buyer for its Ethylene Coatings business, Surface Engineered Products (“SEP”). These businesses were also accounted for as discontinued operations in 2003.

Continuing operations reflect the results of the Company’s subsidiaries, NUCRYST Pharmaceuticals Corp. and iFire Technology Inc. Revenues increased 36.5% in 2004, reflecting the growth of NUCRYST’s wound care business.

A comparison of operating costs from continuing operations in the first three months of 2004 compared to the same period in 2003 is as follows:

	Three months ended March 31
		% of		% of
($millions)	2004	Revenue	2003	Revenue
Manufacturing	$2.1	19.7%	$1.3	17.1%
Selling, general and administrative	1.0	9.4%	1.0	13.5%
Research and development	8.3	79.9%	5.1	65.9%
Depreciation and amortization	1.4	13.6%	1.1	14.9%

	$12.8	122.6%	$8.5	111.4%

Operations

Westaim’s operations are organized into two high-potential emerging technology businesses — iFire Technology Inc. (“iFire”) and NUCRYST Pharmaceuticals Corp. (“NUCRYST”).

iFire Technology Inc. — iFire, based in Toronto, Ontario, has developed a proprietary full-colour solid-state display technology with applications in both the fast-growing large-screen TV market and small graphic display market. This business unit continues to achieve strategic milestones toward proving the commercial viability of its technology. In 2002, iFire entered into a technology collaboration agreement with Sanyo Electric Company Ltd. (“Sanyo”) to provide research and development expertise to iFire. In the second quarter 2003, iFire entered into an agreement with Dai Nippon Printing Co., Ltd. (“DNP”) to develop the front-end manufacturing processes for iFire’s display technology. iFire continues to make technical improvements to its displays as measured in colour, brightness, lifetime and electronics.

iFire’s operating loss for the three months ended March 31, 2004 was $6.5 million compared to an operating loss of $4.0 million for the same period in 2003. Research and development expenditures prior to TPC funding of $2.2 million were comparable to the prior year. Sanyo provides funding to iFire for certain research and development projects. This funding is accounted for as a reduction in research and development expenses and amounted to $0.3 million in the first quarters of 2004 and 2003. Licensing revenue of $0.6 million in 2003 represented the final amortization of deferred licensing revenue.

In the first half of 2004, iFire expects to complete the installation of the remaining prototype production toolset and focus on optimizing processes to improve performance and reduce defects on prototype 34-inch displays. Upon successful completion of these milestones, iFire expects to begin construction of a pilot production plant at its Toronto facility, at a cost of approximately $40 million. This will be partially funded through a US$10 million loan agreement signed in January 2004 with DNP. It is the expectation of both iFire and DNP that the financing relationship will be rolled into an expanded commercial agreement as the technology moves through pilot phase and into commercial production or, alternatively, the loan will be repaid by iFire. Remaining capital costs for the pilot production plant will be funded through further partnership agreements or internal Company resources.

Research and development expenditures for the remainder of the year are expected to continue at levels comparable to the first quarter. Capital expenditures are expected to be in the range of $20.0 to $22.0 million for the remainder of 2004.

NUCRYST Pharmaceuticals — NUCRYST researches, develops and commercializes wound care products and pharmaceutical products based on its noble metal nanocrystalline technology. NUCRYST’s operating income for the first quarter of 2004 was $4.3 million compared to $3.3 million in the first quarter of 2003. Total revenues increased to $10.3 million in the first three months of 2004 from $7.1 million in the same period in 2003. Revenue from licensing and manufacturing in the first quarter of 2004 was $3.7 million compared to $2.5 million in the same period in 2003. NUCRYST reported milestone revenue of US$5.0 million from Smith & Nephew plc (“Smith & Nephew”) in the first quarter of 2004, relating to the achievement of certain sales targets. This payment was received in April 2004. In the first quarter of 2003, NUCRYST received a US$3.0 million milestone payment from Smith & Nephew related to certain regulatory approvals in Europe. Sales of Acticoat™ dressings continue to be strong with product sales to end users more than 50% higher compared to the same quarter last year. Sales revenue reflects licensing royalties, milestone payments and manufacturing revenue relating to Acticoat™ products sold by, and produced for, Smith & Nephew.

The Westaim Corporation
Management’s Discussion and Analysis
Three months ended March 31, 2004

Operations (continued)

The financial results of NUCRYST for the first three months of 2004 compared to the first three months of 2003 are as follows:

	Three months ended March 31
($millions)	2004	2003
Wound care product related revenue	$3.7	$2.5
Milestone revenue	6.6	4.6

Total wound care revenue	10.3	7.1

Wound care contribution	7.7	5.1
Pharmaceutical development costs (including general and administrative expenses)	(3.2)	(1.7)
Other expenses	(0.2)	(0.1)

NUCRYST income	$4.3	$3.3

In 2003, NUCRYST received approval of its first Investigational New Drug (“IND”) from the U.S. Food & Drug Administration (“FDA”). This allowed NUCRYST to initiate Phase 1 human clinical trials of a dermatology cream containing its proprietary formulation of silver nanocrystals. NUCRYST is developing this product (NPI 32101) for the treatment of atopic dermatitis, or eczema, and other skin conditions. NUCRYST Management believes that existing treatments in the market do not meet the needs of patients suffering from eczema.

As planned, the Phase 1 safety trials were successfully completed in 2003 and the first multi-site, 220 patient Phase II trials, which examine the efficacy of the cream on patients with eczema, were launched in the fourth quarter of 2003. NUCRYST’s pharmaceutical expenses increased by 88% in the first quarter of 2004 compared to the first quarter of 2003, reflecting the increased costs relating to research on dermatological pharmaceuticals and the initial clinical trials.

The outlook for NUCRYST is for continued growth in licensing and manufacturing revenues as markets for Acticoat™ wound care products are expanded in the United States and globally by Smith & Nephew. Increases in revenue are expected to be significantly more than offset by increases in research and development expenditures as NUCRYST expands clinical and preclinical research into the pharmaceutical attributes of its noble metal nanocrystalline technology. The first Phase II trials are expected to be completed in late 2004 and additional expanded Phase II trials will follow. Losses at NUCRYST are expected to increase significantly for the balance of 2004 as a result of funding these trials.

Discontinued Operations

Ambeon - On January 29, 2004, the Company sold its Ambeon division for net proceeds of $33.4 million. The completion of the sale to a strategic buyer represented an opportunity to enhance the Company’s value and to focus resources on the Company’s two high-potential technologies, iFire and NUCRYST.

Under new Canadian Generally Accepted Accounting Principles (“GAAP”), introduced in 2003, all expected future losses and estimated shutdown and asset disposal costs relating to discontinued operations are no longer accrued at the time of divestiture but are reported in the period in which they occur. As a result, the gain from the sale of Ambeon of $5.4 million was reported in the first quarter of 2004. In addition, discontinued operations costs of $1.3 million relating to the sale of Ambeon were reported in the first quarter of 2004. Additional costs of approximately $0.5 million are expected to be incurred in 2004 and will be reported in the quarters in which they occur.

Discontinued Operations (continued)

Coinage Division and Ethylene Coatings business — In May 2002, the Company announced its intention to close the Coinage Division and to sell or close its Ethylene Coatings business, Surface Engineered Products (“SEP”). Operations in the Coinage Division were discontinued in July 2002.

SEP operations were discontinued in February 2003 after the completion of contracted production. Manufacturing assets and intellectual property were sold during 2003.

Contractual Commitments

The Company’s contractual commitments as at March 31, 2004 are as follows:

	Payments due by Period
		Less than	1 - 3	3 - 5	More than
($millions)	Total	1 Year	Years	Years	5 Years
Operating lease obligations	$2.1	$0.9	$1.2	$—	$—
Supplier purchase obligations	7.3	7.3	—	—	—

	$9.4	$8.2	$1.2	$—	$—

The Company had no long-term debt or capital lease obligations as at March 31, 2004.

Liquidity and Capital Resources

At March 31, 2004, the Company had cash and short-term investments of $87.5 million, compared to $68.1 million as at December 31, 2003. This increase was primarily due to the net proceeds of $33.4 million from the sale of the Ambeon business unit less the $2.8 million held in escrow. Cash used in continuing operations before working capital changes amounted to $1.7 million, lower than previous quarters primarily because of the accrual of the milestone payment from Smith & Nephew at March 31, 2004 which was received in the second quarter of 2004. Capital expenditures of $0.6 million in the first quarter of 2004 were $2.4 million less than the same period in 2003.

Westaim’s total capital expenditures and capital commitments, primarily related to the construction of a pilot manufacturing facility, are expected to be in the order of $40 to $45 million in 2004, depending on the achievement of technical milestones. The Company will benefit from the financing of US$10 million to be provided by DNP in 2004 for equipment related to the pilot manufacturing facility. Capital expenditures during 2005 and 2006 could increase to $200 million if iFire constructs a large scale production facility.

Share Capital

As at March 31, 2004, the Company had 78,102,178 common shares outstanding and 4,417,100 options outstanding, exercisable for common shares.

Critical Accounting Policies

The Company has established detailed policies and control procedures that are intended to ensure that Management judgments and estimates are well controlled, independently reviewed and consistently applied from period to period. The following are new key policies that may impact the Company’s financial conditions and results from operations and that require significant judgments by Management. Management believes that its estimates for determining the valuation of the Company’s assets and liabilities are appropriate.

Stock-based Compensation - Canadian GAAP requires that, effective January 1, 2004, the fair value method of accounting for stock options be recognized in the financial statements. It provides for alternate methods of implementation and the Company has elected to apply the provisions retroactively with restatement of prior

The Westaim Corporation
Management’s Discussion and Analysis
Three months ended March 31, 2004

Critical Accounting Policies (continued)

years. As a result, the cumulative compensation cost of options issued during 2002, using the Black-Scholes option pricing model, were charged to deficit with a corresponding increase to contributed surplus at January 1, 2003. Quarterly results for 2003 are restated to reflect the expense related to options issued in 2002 and 2003. The Company has determined that electing this method of applying the new rules had the most conservative impact on its financial results.

Forward-looking Statements

This Report contains forward-looking statements including iFire’s capital expenditures, Nucryst’s licensing and manufacturing revenues and research and development expenditures, and the Company’s proceeds from asset dispositions. These statements are based on current expectations that are subject to risks and uncertainties and the Company can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including (i) the degree to which Smith & Nephew plc succeeds in selling Acticoat™ products; (ii) the general economic, regulatory and industry developments and conditions in the industries that the Company serves; and (iii) other risk factors set forth in the Company’s Form 40-F as filed with the U.S. Securities and Exchange Commission. The Company disclaims any intention or obligations to revise forward-looking statements whether as a result of new information, future developments or otherwise.

THE WESTAIM CORPORATION
Consolidated Statement of Operations and Consolidated Statement of Deficit
(unaudited)

	Quarter Ended	Quarter Ended
(thousands of dollars)	March 31, 2004	March 31, 2003
		(Restated - note 5)
Revenue	$10,429	$7,638
Costs
Manufacturing	2,054	1,305
Selling, general and administrative	982	1,031
Research and development (note 7)	8,335	5,033
Depreciation and amortization	1,415	1,135

Divisional loss	(2,357)	(866)
Corporate	(1,313)	(2,408)
Interest income and foreign exchange	526	(270)

Loss from continuing operations before income taxes	(3,144)	(3,544)

Income tax expense
Current	(34)	(49)
Future	—	(55)

	(34)	(104)

Loss from continuing operations	(3,178)	(3,648)
Income from discontinued operations net of income taxes (note 3)	4,186	2,437

Net income (loss) for the period	$1,008	$(1,211)

(Loss) income per common share (note 6)
Continuing operations — basic and diluted	$(0.04)	$(0.05)

Net income (loss) — basic and diluted	0.01	(0.02)

Weighted average number of outstanding common shares (thousands)	78,094	78,033

Deficit at beginning of period	$(249,815)	$(215,317)
Change in accounting policy (note 5)	(1,569)	(627)

As restated	(251,384)	(215,944)
Net income (loss)	1,008	(1,211)

Deficit at end of period	$(250,376)	$(217,155)

THE WESTAIM CORPORATION
Consolidated Balance Sheet
(unaudited)

	March 31	December 31
(thousands of dollars)	2004	2003
		(Restated - note 5)
ASSETS
Current
Cash and cash equivalents	$40,925	$44,694
Short-term investments	46,556	23,443
Accounts receivable	12,442	4,960
Inventories	2,518	2,610
Future income taxes	—	1,032
Other	733	659
Current assets available for sale (note 3)	—	30,369

	103,174	107,767
Other receivable (note 3)	1,800	—
Capital assets	28,114	28,783
Capital assets available for sale (note 3)	5,500	5,500
Deferred charges	2,607	2,356
Investments	500	500

	$141,695	$144,906

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$10,048	$10,015
Accounts payable and accrued liabilities available for sale (note 3)	—	3,509

	10,048	13,524
Provision for site restoration	6,709	7,564

	16,757	21,088

Shareholders’ equity
Capital stock (note 4)	373,323	373,230
Contributed surplus (note 5)	1,991	1,972
Deficit	(250,376)	(251,384)

	124,938	123,818

	$141,695	$144,906

THE WESTAIM CORPORATION
Consolidated Cash Flow Statement
(unaudited)

	Quarter Ended	Quarter Ended
(thousands of dollars)	March 31, 2004	March 31, 2003
		(Restated - note 5)
Operating Activities
Loss from continuing operations	$(3,178)	$(3,648)
Items not affecting cash
Depreciation and amortization	1,415	1,135
Future income taxes	—	55
Deferred licensing revenue	—	(565)
Other	35	227

Cash used in continuing operations before non-cash working capital changes	(1,728)	(2,796)
Changes in continuing operations non-cash working capital
Accounts receivable	(6,482)	(1,947)
Inventories	70	(24)
Other	(74)	46
Accounts payable and accrued liabilities	(371)	(1,904)
Site restoration expenditures and recoveries	(855)	(55)

Cash used in continuing operations	(9,440)	(6,680)
Cash (used in) provided from discontinued operations	(993)	3,484

Total cash used in operating activities	(10,433)	(3,196)

Investing activities
Capital expenditures — continuing operations	(641)	(2,474)
Capital expenditures — discontinued operations	—	(514)
Short-term investments	(23,113)	(38,743)
Deferred charges — continuing operations	(218)	(204)
Deferred charges — discontinued operations	—	(25)
Proceeds on sale assets	—	82
Proceeds on sale of discontinued operations	30,559	—

Cash provided from (used in) investing activities	6,587	(41,878)

Financing activities
Issuance of common shares (note 4)	77	—

Cash provided from financing activities	77	—

Net decrease in cash and cash equivalents	(3,769)	(45,074)
Cash and cash equivalents at beginning of period	44,694	76,052

Cash and cash equivalents at end of period	$40,925	$30,978

The Westaim Corporation
Notes to Interim Consolidated Financial Statements for the three months ended
March 31, 2004 (unaudited)
(thousands of dollars)

These interim consolidated financial statements should be read in conjunction with the Company’s most recent annual audited financial statements.

Note 1 — Significant Accounting Principles

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, following the same accounting policies and methods of computation as the most recent annual consolidated financial statements except as discussed in Notes 2 and 5. These interim consolidated financial statements do not include all disclosures that would be included in the Company’s annual audited financial statements. All amounts are expressed in thousands of dollars except the per share data.

Note 2 — Changes in Accounting Policies

Effective January 1, 2004, the Company adopted revisions to Section 3870 of the Handbook of the Institute of Chartered Accountants (“CICA”) with respect to the accounting and disclosure of stock-based compensation. The impact of implementation of these new rules is discussed in Note 5.

Effective January 1, 2004, the Company adopted CICA Handbook Section 3110 “Asset Retirement Obligations” which addresses the financial accounting and reporting obligations associated with the retirement of tangible, long-lived assets and their associated net retirement costs. Under the new Section, an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and a related amortization expense is recognized in future periods. Implementation of CICA 3110 did not have an impact on the Company’s results from operations or its financial position. The assets subject to these new rules have been sold or written down to nominal value. For accounting purposes, the total estimated costs of site restoration relating to these assets have been accrued.

Effective January 1, 2003, the Company adopted on a prospective basis new CICA 3475 “Disposal of Long-lived Assets and Discontinued Operations”. Long-lived assets to be disposed of by sale are classified as held for sale in the period in which a formal plan of disposal has been approved, the assets are available for immediate sale and are actively being marketed, and it is expected that the sale will occur within one year. Long-lived assets to be abandoned are classified as held and used until they are disposed of. Long-lived assets classified as held for sale are carried at the lower of their carrying amount and fair value net of estimated disposition costs. Losses are recognized immediately where carrying value exceeds fair value and gains are recognized at time of sale. The results of discontinued operations are reported separately, including gains or losses related to the disposal of long-lived assets held for sale or disposal. Future losses associated with an exit or disposal activity are recognized in the period in which the liability is incurred.

Note 3 — Discontinued Operations

Ambeon

On January 29, 2004, the Company sold substantially all of the assets and liabilities related to the Ambeon business segment, including its wholly-owned subsidiary Neomet Limited, for proceeds of $33,359 (net of transaction costs of $911), of which, $2,800 is held in escrow. This escrow balance is in respect of general representations and warranties relating to the sale transaction and will be released as conditions are met in 2004 and 2005. The net gain on the sale of Ambeon of $5,436 is net of future income tax expense of $1,032. The results of Ambeon’s operations in 2003 were accounted for on a discontinued basis and the related net assets classified as available for sale at December 31, 2003.

In accordance with CICA 3475, the Company determined that the net proceeds would exceed the net book value of the Ambeon business segment as at December 31, 2003 and no adjustment to the carrying value of Ambeon was required. The gain on the sale of Ambeon has been reported in the first quarter of 2004 and any costs incurred in subsequent periods related to discontinued operations will be reported in the period in which they occur.

The prior year’s operating results, cash flows and balance sheets for this business segment are presented separately as discontinued operations in these consolidated financial statements.

Note 3 — Discontinued Operations (continued)

Amounts included in the consolidated balance sheets relating to Ambeon discontinued operations are as follows:

	March 31, 2004	December 31, 2003
Cash	$—	$411
Accounts receivable	—	5,438
Inventories	—	10,812
Other assets	—	1
Deferred charges	—	625
Capital assets available for sale	—	13,082

Current assets available for sale	$—	$30,369

Accounts payable and accrued liabilities available for sale	$—	$3,509

Accounts payable and accrued liabilities	$347	$—

Results from discontinued operations:

	Three months ended
Revenues	March 31, 2004	March 31, 2003
Ambeon business segment	$—	$9,023

	Three months ended
Income (expense)	March 31, 2004	March 31, 2003
Ambeon business segment operations net of income taxes	$—	$2,437
Gain on sale of Ambeon	5,436	—
Costs related to disposition	(1,250)	—

Net income from discontinued operations	$4,186	$2,437

Net income from discontinued operations is after deduction of depreciation of $Nil for the three months ended March 31, 2004 (2003 — $410). No current tax expense was included in net income from discontinued operations for the quarters ended March 31, 2004 and March 31, 2003.

Net income per common share from discontinued operations was $0.05 for the quarter ended March 31, 2004 (2003 — $0.03).

Coinage Division and Ethylene Coatings Business

In 2002, the Board of Directors of the Company approved the closing of the Coinage Division and the selling of the Ethylene Coatings business. Accordingly, the results from operations of these businesses and all anticipated losses of these businesses were recorded in 2002.

Amounts included in the consolidated balance sheets relating to the Coinage Division and Ethylene Coatings business discontinued operations are as follows:

	March 31, 2004	December 31, 2003
Accounts receivable	$—	$4
Accounts payable and accrued liabilities	(1,156)	(1,281)

Net working capital	$(1,156)	$(1,277)

Long term capital assets available for sale	$5,500	$5,500

The Westaim Corporation
Notes to Interim Consolidated Financial Statements for the three months ended
March 31, 2004 (unaudited)
(thousands of dollars)

Note 4 — Capital Stock

Changes in the Company’s common shares outstanding for the three months ended March 31, 2004 and March 31, 2003 are as follows:

	Three months ended March 31, 2004
common shares (000)	Number	Stated Capital
Balance at beginning of period	78,073	$373,230
Employee share purchase plan	9	26
Stock options exercised	20	67

Balance at end of period	78,102	$373,323

Note 5 — Stock-based Compensation Plans

Effective January 1, 2004, the Company adopted revisions to Section 3870 of the CICA Handbook with respect to the accounting and disclosure of stock-based compensation. The revised Section 3870 requires that the fair value of stock options be recorded in the financial statements. The Company has elected to apply the provisions retroactively with restatement of prior years. As a result, as at January 1, 2003, the cumulative compensation cost of options issued in 2002 amounting to $627, has been charged to deficit with a corresponding increase to contributed surplus. Quarterly results for 2003 have been restated to reflect the expense related to options issued in 2002 and 2003. For the period ending March 31, 2004, Corporate costs includes compensation expense of $35 (2003 — $227) relating to stock options with an offsetting increase to contributed surplus.

Employee and Director Stock Options

Changes in the Company’s stock option plans for the three months ended March 31, 2004 and March 31, 2003 are as follows:

Three months ended
common share stock options (000)	March 31, 2004
Outstanding at beginning of period	5,833
Granted	255
Exercised	(20)
Forfeited	(1,651)

Outstanding at end of period	4,417

In the first quarter of 2004, the Company issued 255,000 options (2003 — 375,000) for common shares of the Company at a weighted average exercise price of $3.91 (2003 — $1.79). In the first quarter of 2004, 20,000 options were exercised at an average price of $2.59 and $16 (2003 — $Nil) relating to the fair value of options exercised in the period was reclassified from contributed surplus to share capital.

The fair value of each option grant by the Company and its subsidiaries is estimated using the Black-Scholes option pricing model assuming no dividends are paid on common shares, a risk- free interest rate of 4.80% (2003 — 5.05%), an average life of 7.0 years and a volatility of 58.47% (2003 — 59.89%). The amounts computed according to the Black-Scholes pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

The Company maintains a Deferred Share Unit Plan (“DSUs”) for the non-executive Directors of the Company. DSUs are issued at the market value of the Company’s shares at the date of grant and vest upon death or retirement of the Director. Directors may elect to receive additional DSUs in lieu of fees, which are issued at 90% of the market value of the Company’s shares at the date of grant. As at March 31, 2004, a liability of $746 (December 31, 2003 — $782) has been accrued with respect to issued DSUs. The Company also maintains a Restricted Share Unit Plan for the executive officers of the Company. These units vest over three years and are payable when fully vested at the weighted average trading price at the date of exercise. The liability with respect to these units is accrued over the vesting period amounting to $11 at March 31, 2004.

Note 6 — Earnings per Share

The Company uses the treasury stock method to calculate diluted earnings per share. Under the treasury stock method, the numerator remains unchanged from the basic earnings per

Note 6 — Earnings per Share (continued)

share calculation, as the assumed exercise of the Company’s stock options does not result in an adjustment to income. The reconciliation of the denominator in calculating diluted earnings per share is as follows:

	Three months ended
(thousands of shares)	March 31, 2004	March 31, 2003
Weighted average number of common shares outstanding — basic earnings per share	78,094	78,033
Effect of dilutive securities	183	15

Weighted average number of common shares outstanding — diluted earnings per share	78,277	78,048

Note 7 — Technology Partnerships Canada Agreement

In 2001, the Company’s subsidiary, iFire Technology Inc. (“iFire”), entered into a research and development contribution agreement with the Government of Canada through Technology Partnerships Canada (“TPC”). Under this agreement, TPC agreed to contribute 28.371% of eligible research and development costs and related capital expenditures incurred by iFire to a maximum of $30,000.

Contributions were recorded as a reduction of the cost of the applicable capital asset or credited to the statement of operations of iFire as determined by the nature of the expenditure being funded. The final contribution claims were recorded in the quarter ended September 30, 2003 and the final payment received in the fourth quarter of 2003. Contribution claims totaling $2,717 were recorded in the first quarter of 2003. Of this amount, $2,175 was credited to research and development expense and $542 was credited to capital assets.

Note 8 — Guarantees

In the normal course of operations, the Company has issued letters of credit in the amounts of US$1,060 which expire on March 31, 2005. In Canadian dollars, these guarantees amounted to approximately $1,389 as at March 31, 2004.

In the normal course of operations, the Company may provide indemnification to counterparties that would require the Company to compensate them for costs incurred as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. Management does not expect the potential amount of these counterparty payments to have a material effect on the Company’s financial position or operating results. The Company has agreements to indemnify its Officers and Directors for certain events or occurrences while the Officer or Director is or was serving at the Company’s request in such capacity. The maximum potential amount of future payments is unlimited. However, the Company has Director and Officer insurance coverage that limits its exposure and enables to the Company to recover a portion of any future amounts paid.

In addition, the Company has provided indemnifications to third parties with respect to future site restoration costs to be incurred on properties previously owned by the Company. These estimated costs have been included in the provision for site restoration.

The Westaim Corporation
Notes to Interim Consolidated Financial Statements for the three months ended
March 31, 2004 (unaudited)
(thousands of dollars)

Note 9 — Segmented Information — Continuing Operations

	Three months ended
	March 31, 2004	March 31, 2003
Revenue
Nucryst Pharmaceuticals	$10,273	$7,073
iFire Technology	—	565
Other	156	—

	$10,429	$7,638

Divisional Income (Loss)
Nucryst Pharmaceuticals	$4,324	$3,322
iFire Technology	(6,483)	(3,960)
Other	(198)	(228)

	$(2,357)	$(866)

Note 10 — Contingencies

The Company and its subsidiaries are party to legal proceedings in the ordinary course of their businesses. Management does not expect the outcome of any of these proceedings to have a material effect on the Company’s financial position or operating results.

Note 11 — Loan Facility

On January 30, 2004, iFire entered into a US$10,000 loan agreement with Dai Nippon Printing Co., Ltd. (“DNP”) whereby DNP will partially fund the capital cost to upgrade iFire’s Toronto facility to enable pilot manufacturing of flat panel displays. The loan will be drawn down during 2004, carries a nominal interest rate and is repayable on June 30, 2006. The loan will be secured by the assets financed under the agreement. No draws were made on this facility in the first quarter of 2004.

Note 12 — Comparative Figures

Certain 2003 figures have been reclassified to conform to the presentation of the current year.

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